

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 18, 2014

Via E-mail
Glen C. Warren, Jr.
President and Chief Financial Officer
Antero Resources Corporation
1615 Wynkoop Street
Denver, Colorado 80202

> **Re: Antero Resources Corporation**
> **Registration Statement on Form S-4**
> **Filed November 26, 2014**
> **File No. 333-200605**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 1-36120**

Dear Mr. Warren:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

1.   Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2013

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Business and Properties, page 1

Proved Undeveloped Reserves, page 6

2.   We note your explanation for the decrease in proved undeveloped reserves relating to revisions in previous estimates appears to be an aggregation of the changes attributable to two or more separate factors. Please tell us and expand your disclosure to provide the net change in reserves quantities, on a disaggregated basis, attributable to each of the contributing factors in sufficient detail to reconcile to the overall change due to revisions.

3.   Please tell us how you considered the disclosure requirements per Item 1203(c) of Regulation S-K with regard to investments made during the year to convert proved undeveloped reserves.

Selected Financial Data, page 47

4.   In future filings, please disclose income from continuing operations per common share for each period presented in your selected financial data table. You may refer to Regulation S-K, Item 301 and the related Instructions for further guidance.

Notes to Financial Statements

Note 7. Asset Retirement Obligations, page F-19

5.   We note you increased your asset retirement obligations in fiscal year 2013 by $242,000 for obligations incurred for wells drilled or on properties acquired, which is significantly less than the increase to asset retirement obligations in fiscal year 2012 of $9,440,000. We further note your drilling activity in fiscal years 2013 and 2012 disclosed on page 12. Your disclosures here indicate the number of net development and exploratory wells drilled in 2013 was 51 and 72 wells, respectively, as compared to 91 and 17 wells in 2012, respectively. The difference in activity from year to year does not appear proportionate to the difference in the amounts recorded for obligations incurred for wells drilled or on properties acquired. Please explain the reason for the disproportionate amounts recorded to increase the asset retirement obligations during each fiscal year, considering your drilling activity. It may be helpful to provide a breakdown of amounts related to wells drilled but sold in 2012 related to the Arkoma and Piceance Basins to appropriately compare the activity from year to year.

Note 16. Subsidiary Guarantor, page F-29

6.   We note that your senior notes are guaranteed by Antero Resources Midstream LLC. These guarantees are described in your notes as full and unconditional and joint and several. Please revise to disclose any qualifications to the subsidiary guarantees (i.e., release provisions).

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions regarding comments on the financial statements and related matters, please contact Wei Lu, Staff Accountant, at (202) 551-3725, or Shannon Buskirk, Staff Accountant, at (202) 551-3717. Please contact Karina Dorin, Attorney-Advisor, at (202) 551-3763 or, in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Matt Strock